UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 8, 2023

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Semaglutide 2.4 mg reduces the risk of major adverse cardiovascular events by 20% in adults with overweight or obesity in the SELECT trial

Bagsværd, Denmark, 8 August 2023 – Novo Nordisk today announced the headline results from the SELECT cardiovascular outcomes trial. The double-blinded trial compared subcutaneous once-weekly semaglutide 2.4 mg with placebo as an adjunct to standard of care for prevention of major adverse cardiovascular events (MACEs) over a period of up to five years. The trial enrolled 17,604 adults aged 45 years or older with overweight or obesity and established cardiovascular disease (CVD) with no prior history of diabetes.

The trial achieved its primary objective by demonstrating a statistically significant and superior reduction in MACE of 20% for people treated with semaglutide 2.4 mg compared to placebo1. The primary endpoint of the study was defined as the composite outcome of the first occurrence of MACE defined as cardiovascular death, non-fatal myocardial infarction or non-fatal stroke. All three components of the primary endpoint contributed to the superior MACE reduction demonstrated by semaglutide 2.4 mg. 1,270 first MACEs were accrued.

In the trial, semaglutide 2.4 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 2.4 mg trials.

"People living with obesity have an increased risk of cardiovascular disease but to date, there are no approved weight management medications proven to deliver effective weight management while also reducing the risk of heart attack, stroke or cardiovascular death. Therefore, we are very excited about the results from SELECT showing that semaglutide 2.4 mg reduces the risk of cardiovascular events,” said Martin Holst Lange, executive vice president for Development at Novo Nordisk. “SELECT is a landmark trial and has demonstrated that semaglutide 2.4 mg has the potential to change how obesity is regarded and treated.”

1 Based on treatment policy estimand: treatment effect regardless of treatment adherence

Novo Nordisk expects to file for regulatory approvals of a label indication expansion for semaglutide 2.4 mg (Wegovy®) in the US and the EU in 2023. The detailed results from SELECT will be presented at a scientific conference later in 2023.

About the SELECT trial

SELECT was a randomised, double-blind, parallel-group, placebo-controlled trial designed to evaluate the efficacy of semaglutide 2.4 mg versus placebo as an adjunct to standard of care for prevention of MACE in people with established CVD with overweight or obesity with no prior history of diabetes. People included in the trial were aged ≥45 years with a BMI ≥27 kg/m2.

The primary objective of the SELECT trial was to demonstrate superiority of semaglutide 2.4 mg compared to placebo with respect to reducing the incidence of three-point MACE consisting of cardiovascular death, non-fatal myocardial infarction or non-fatal stroke. Key secondary objectives were to compare the effects of semaglutide 2.4 mg to placebo with regards to mortality, cardiovascular risk factors, glucose metabolism, body weight and renal function.

The trial enrolled 17,604 adults and has been conducted in 41 countries at more than 800 investigator sites. The SELECT trial was initiated in 2018.

About Wegovy®

Wegovy® (once-weekly subcutaneous semaglutide 2.4 mg) is a GLP-1 receptor agonist indicated as an adjunct to a reduced calorie diet and increased physical activity for chronic weight management in adults with a BMI of 30 kg/m2 or greater (obesity), adults with a BMI of 27 kg/m2 or greater (overweight) in the presence of at least one weight-related comorbid condition, and pediatric patients aged 12 years and older with an initial BMI at the 95th percentile or greater for age and gender (obesity). Wegovy® is launched in the US, Denmark, Norway and Germany.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 57,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X (Twitter), LinkedIn and YouTube.

Contact for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3077 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 50 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 8, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer